UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Worldgate Communications, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
98156L307
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 pages

CUSIP No.	98156L307	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Motorola, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		Not applicable

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		Not applicable

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		Not applicable

WITH:	8	SHARED DISPOSITIVE POWER:

Not applicable

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Not applicable

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Not applicable. Less than 5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No. 98156L307	Schedule 13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: Worldgate Communications, Inc. (“Worldgate”)

(b)	Address of Issuer’s Principal Executive Offices:	3190 Tremont Avenue
Trevose, PA 19053

Item 2.

(a)	Name of person filing: Motorola, Inc. (“Motorola”)

(b)	Address of principal business office, or, if none, residence:	1303 East Algonquin Road
Schaumburg, IL 60196

(c)	Citizenship: Delaware Corporation

(d)	Title of class of securities: Common Stock, par value $.01 per share

(e)	CUSIP number: 98156L307

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Not applicable.

Item 5.	Ownership of five percent or less of a class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of more than five percent on behalf of another person:

Not Applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

Not Applicable

Item 8.	Identification and classification of members of the group:

Not Applicable

Item 9.	Notices of dissolution of group:

Not Applicable

CUSIP No. 98156L307	Schedule 13G	Page 4 of 5 Pages

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 98156L307	Schedule 13G	Page 5 of 5 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2006	MOTOROLA, INC.
	By:	/s/ Carol H. Forsyte
Name: Carol H. Forsyte
Title: Vice President, Corporate and Securities, Law Department